Exhibit 2.2

ESCROW AGREEMENT

This Escrow Agreement (this “Escrow Agreement”), dated as of August 31, 2007, is made and entered into by and among Staktek Holdings, Inc., a Delaware corporation (“Acquiror”), Wells Fargo Bank, N.A. (“Escrow Agent”), as escrow agent, and John R. Meehan, as the Shareholder Representative (the “Shareholder Representative”). Capitalized terms used herein but not otherwise defined in this Escrow Agreement shall have the meanings ascribed to such terms in the Merger Agreement (as defined below). Acquiror and the Shareholder Representative are collectively referred to herein as the “Parties”.

RECITALS

WHEREAS, Acquiror, Southland Micro Systems, Inc., a California corporation (“Target”), Shula Merger Sub, Inc., a California corporation and wholly owned subsidiary of Acquiror, the shareholders of Target, and the Shareholder Representative have entered into an Agreement and Plan of Merger dated as of August 21, 2007 (the “Merger Agreement”);

WHEREAS, in accordance with and subject to the terms and conditions of the Merger Agreement, the Parties desire to establish an escrow (the “Escrow”) to provide a mechanism through which Acquiror and certain related parties may seek indemnification from the Target Shareholders for any Losses they sustain or incur under Section 9.3 of the Merger Agreement and payment, at Acquiror’s election, of any amount owed by the Target Shareholders to Acquiror as a result of a Working Capital Adjustment in favor of Acquior and subsequent reduction in the Aggregate Base Consideration;

WHEREAS, the Escrow Agent is willing to act as the escrow agent under this Escrow Agreement to hold the Escrow Funds (as defined below) in an escrow account;

WHEREAS, the Escrow Agreement shall govern the terms upon which the Escrow Agent may distribute the Escrow Funds; and

WHEREAS, pursuant to the terms of the Merger Agreement, the Parties have agreed to enter into this Escrow Agreement.

ARTICLE I

DIRECTIONS

1.1 Escrow Funds. Acquiror will deposit with the Escrow Agent $5,000,000 (which amount is referred to in this Escrow Agreement as the “Escrow Principal Amount”) in immediately available funds. The Escrow Principal Amount, together with all interest, income and profits from time to time received thereon (all of which interest, income and profits are collectively referred to in this Escrow Agreement as the “Escrow Income Amount”) and also on the Escrow Income Amount, shall all be deposited by the Escrow Agent in a separate and segregated account established at the Escrow Agent for the receipt of both the Escrow Principal Amount and the Escrow Income Amount (which separate and segregated account is referred to in this Escrow Agreement as the “Escrow Account”) and shall be held in such Escrow Account. The Escrow Principal Amount and Escrow Income Amount that may be held in the Escrow Account from time to time are hereinafter referred to collectively as “Escrow Funds.”

1.2 Instructions. The Escrow Agent shall hold, invest, if applicable, and disburse the Escrow Funds pursuant to the instructions set forth in Articles I and IV hereof.

1.3 Assignment of Interest. The assignment, transfer, conveyance, or hypothecation of any right, title, or interest in and to the subject matter of this Escrow Agreement (referred to under this

Section 1.3 as an “Assignment”) shall be binding upon the Escrow Agent upon delivery of notice to the Escrow Agent of the Assignment and payment to the Escrow Agent of all of its fees, in connection with the Assignment, provided the Escrow Agent has given its written acknowledgement of such Assignment.

1.4 Investments.

1.4.1 The Escrow Funds shall be credited by Escrow Agent and recorded in the Escrow Account. Escrow Agent shall be permitted, and is hereby authorized to deposit, transfer, hold and invest all funds received under this Escrow Agreement, including the Escrow Principal Amount and the Escrow Interest Amount, in such funds as designated on Schedule A to this Escrow Agreement during the period of this escrow or a successor or similar fund offered by the Escrow Agent, upon prior written consent of Acquiror (such funds, the “Wells Fargo Funds”). In the event the Escrow Agent does not receive written direction as to the investment of Escrow Funds, all funds received under this Escrow Agreement, including Escrow Principal Amount and the Escrow Interest Amount, shall be invested in the Wells Fargo Advantage Government Money Market Fund during the period of this Escrow. Escrow Agent may invest the Escrow Funds in alternative investments in accordance with written instructions as may from time to time be provided to Escrow Agent and signed by the Parties. Any interest received by Escrow Agent with respect to the Escrow Funds, including reinvested interest, shall become part of the Escrow Funds, and shall be disbursed in accordance with the instructions set forth in Article IV.

1.4.2 If such investment can be registered, it shall be registered in the name of the Escrow Agent for the benefit of the Parties and held by the Escrow Agent. The Escrow Agent shall be entitled to sell or redeem any such investments as necessary to make any payments or distributions required under this Escrow Agreement. The Escrow Agent may act as purchaser or agent in the making or disposing of any investments. The Escrow Agent shall have no responsibility or liability for any diminution of the Escrow Funds held in the Escrow Account which may result from any investment made pursuant to this Escrow Agreement, including any losses on any investment required to be liquidated prior to maturity in order to make a payment or distribution required hereunder.

1.4.3 The investments in the Wells Fargo Funds are not obligations of, or endorsed or guaranteed by, the Escrow Agent or its affiliates and are not insured by the Federal Deposit Insurance Corporation. The Escrow Agent serves as investment advisor, custodian and transfer agent for the Wells Fargo Funds and will be paid, and its bank affiliates may be paid, fees for services to the fund, which fees may include processing organization fees.

1.4.4 Such investments will be made as soon as possible following the availability of such funds to the Escrow Agent for investment, taking into consideration the regulations and requirements (including cut-off times) of the Federal Reserve wire system, the investment provider and the Escrow Agent, and compliance with standard operating procedures of such parties.

1.5 Tax Reporting.

1.5.1 Tax Reporting. For United States federal and California state income tax purposes, Acquiror shall be treated as owning the Escrow Income Amount and shall take into account all items of income, deduction and credit with respect to the Escrow Income Amount. Acquiror agrees that the taxable earnings on the Escrow Funds shall be treated as payments which are due under the Merger Agreement for purposes of Section 483(b) and 1274(b) of the Internal Revenue Code of 1986, as amended, thereby reducing, but not below zero, the amount of imputed interest or original issue discount, as applicable.

1.5.2 Certification of Taxpayer Identification Number. Prior to Closing, the Parties shall provide the Escrow Agent with certified taxpayer identification numbers by furnishing appropriate

IRS Forms W-9 or W-8. The Parties understand that if such tax reporting documentation is not so certified to the Escrow Agent, the Escrow Agent may be required by the Internal Revenue Code of 1986, as amended, to withhold a portion of any interest or other income earned on the investment of monies or other property held by the Escrow Agent pursuant to this Escrow Agreement and shall remit such withheld taxes to the appropriate taxing authority.

ARTICLE II

COMPENSATION OF THE ESCROW AGENT

2.1 Compensation. The Escrow Agent shall receive the following consideration as compensation for the performance of its duties hereunder:

2.1.1 The Escrow Agent’s fees, charges, and expenses for all services rendered by it under this Escrow Agreement, as set forth on Schedule B, attached hereto and incorporated by reference; and

2.1.2 Reasonable compensation for services rendered in connection with this Escrow Agreement but not expressly provided for herein and reimbursement for those expenses incurred by the Escrow Agent in rendering such services, including, but not limited to Court costs and reasonable attorneys’ fees incurred as a result of any dispute between the Parties arising out of the Agreement (collectively, “Escrow Fees”).

2.2 Allocation and Payment of Escrow Fees. Acquiror shall pay all Escrow Fees payable pursuant to Section 2.1.1 by direct payment to the Escrow Agent. All Escrow Fees payable pursuant to Section 2.1.2 shall be paid (i) one-half by Acquiror by direct payment to the Escrow Agent and (ii)one-half by the Target Shareholders, which payment, provided sufficient funds are then available in the Escrow Account, shall be made through the Escrow Agent’s deduction of such amount from the Escrow Funds. The Escrow Agent shall have, and is hereby granted, a prior lien upon any property, cash, or assets of the Escrow Account, with respect to its unpaid fees, non-reimbursed expenses and unsatisfied indemnification rights, superior to the interests of any other persons or entities. The Escrow Agent shall be entitled and is hereby granted the right to set off and deduct any unpaid fees, non-reimbursed expenses and unsatisfied indemnification rights from amounts on deposit in the Escrow Account.

ARTICLE III

PROVISIONS CONCERNING ESCROW AGENT

3.1 Authority of Parties. The Escrow Agent shall be under no duty or obligation to ascertain the identity, authority, and/or rights of the Parties or their agents, but shall, with respect to each of the Parties, rely solely on a certificate, in the form attached hereto as Exhibit A, as to the incumbency and signature of the officer executing this Agreement on behalf of such Party.

3.2 Other Agreements. The Escrow Agent shall not be a party to, or bound by, any agreement between the Parties other than this Escrow Agreement; and the Escrow Agent shall have no duty to know or inquire as to the performance or nonperformance of any provision of any such agreement between the Parties.

3.3 Late Payments or Performance. The Escrow Agent may accept any payment or performance required under this Escrow Agreement after the date such payment or performance is due, unless subsequent to such date, but prior to the actual date of payment or performance, the Escrow Agent is instructed in writing by the Parties not to accept such payment or performance.

3.4 Escheat. The Parties are aware that under Texas law, Escrow Funds which are presumed abandoned may escheat to the State. The Escrow Agent shall have no liability to the Parties, their respective heirs, legal representatives, successors, and assigns, should any or all of the Escrow Funds become escheatable or escheat by operation of law.

3.5 Liability. Escrow Agent undertakes to perform such duties and only such duties as are specifically set forth in this Escrow Agreement, and no implied covenants or obligations shall be read into this Escrow Agreement against Escrow Agent. In the absence of negligence or willful misconduct on its part, Escrow Agent may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to Escrow Agent. Escrow Agent may act upon any instrument, certificate, opinion or other writing believed by it without negligence to be genuine, and shall not be liable in connection with the performance by it of its duties pursuant to the provisions of the Escrow Agreement, except for its own negligence or willful misconduct. Escrow Agent may consult with counsel of its own choice at its own cost (absent such consultation being in response to a dispute between the Parties arising out of this Agreement, in which case, any reasonable legal fees incurred by Escrow Agent shall be paid by one-half by Acquiror and one-half by the Target Shareholders pursuant to Sections 2.1.2 and 2.2) and shall have full and complete authorization and protection for any action taken, suffered or omitted by it hereunder in good faith and in accordance with the opinion of such counsel. Escrow Agent may execute powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys. IN NO EVENT SHALL THE ESCROW AGENT BE LIABLE, DIRECTLY OR INDIRECTLY, FOR ANY SPECIAL, INDIRECT OR CONSEQUENTIAL LOSSES OR DAMAGES OF ANY KIND WHATSOEVER (INCLUDING WITHOUT LIMITATION LOST PROFITS), EVEN IF THE ESCROW AGENT HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH LOSSES OR DAMAGES AND REGARDLESS OF THE FORM OF ACTION.

3.6 Indemnification. Each of Acquiror, on the one hand, and the Target Shareholders, on the other hand (who shall act through the Shareholder Representative, who has authority to act on the Target Shareholders’ behalf in this regard), agree, jointly and severally, to indemnify, defend and hold harmless the Escrow Agent from and against any and all loss, liability, cost, damage or expense whatsoever, including, but not limited to, reasonable attorney’s fees which the Escrow Agent may suffer or incur by reason of any action, claim or proceeding brought against the Escrow Agent arising out of or relating in any way to this Escrow Agreement or any transaction to which this Escrow Agreement relates; provided, however, that no indemnity need be paid in case of any loss, liability, cost, damage or expense finally adjudicated to have been primarily caused by the Escrow Agent’s negligence, bad faith or willful misconduct or breach of this Escrow Agreement. The terms of this Section 3.6 shall survive the termination of this Escrow Agreement and, with respect to claims arising in connection with Escrow Agent’s duties while acting as such, the resignation or removal of the Escrow Agent.

3.7 Disagreements. If any disagreement or dispute arises between the Parties to this Escrow Agreement concerning the meaning or validity of any provision hereunder or concerning any other matter relating to this Escrow Agreement, the Escrow Agent:

3.7.1 Shall be under no obligation to act, except under process or order of court, or until it has been adequately indemnified to its full satisfaction, and shall sustain no liability for its failure to act pending such process, court order or indemnification; and

3.7.2 May, in its sole and absolute discretion, interplead the Escrow Funds or that portion of Escrow Funds it then holds with any court having jurisdiction and name the Parties in such interpleader action. Upon filing the interpleader action, the Escrow Agent shall be relieved of all liability as to the Escrow Funds and shall be entitled to recover from the Parties its reasonable attorneys’ fees and other costs incurred in commencing and maintaining such action. In no event shall the institution of such interpleader action impair the rights of the Escrow Agent described elsewhere in this Escrow Agreement.

ARTICLE IV

DISBURSEMENT OF ESCROW FUND.

4.1 Disbursement by Escrow Agent. The Escrow Agent shall disburse the Escrow Funds only in accordance with (i) a Determination (described below), (ii) in accordance with the provisions of Section 4.2 hereof, (iii) in accordance with the provisions of Section 4.3 hereof, (iv) in accordance with the provisions of Section 4.4 hereof or (iv) in accordance with the provisions of Section 4.6 hereof.

4.2 Disbursement Prior to the Termination Date.

4.2.1 Prior to the Termination Date (as defined below), if Acquiror determines that it is entitled to payment pursuant to Article IX of the Merger Agreement, it may make a claim to some or all of the Escrow Funds (a “Claim”) by simultaneously delivering to the Escrow Agent and Shareholder Representative the written notice of the Claim required to be delivered to the Shareholder Representative pursuant to Section 9.5 of the Merger Agreement, together with a certificate (a “Claim Certificate”) setting forth: (i) reasonable detail regarding the nature of the Losses (including the section or sections of the Merger Agreement upon which Acquiror is seeking indemnification), and (ii) the aggregate amount of the Losses, if then reasonably ascertainable by Acquiror, or that amount reasonably ascertainable at that time (the “Claimed Amount”).

4.2.2 Unless the Escrow Agent receives from the Shareholders Representative a notice (an “Objection Notice”) within 30 days after receipt of a Claim Certificate by Escrow Agent, the Escrow Agent shall release to Acquiror, an amount of the Escrow Funds equal to the Claimed Amount in accordance with the instructions set forth in such Claim Certificate. Any Objection Notice shall be sent contemporaneously to Acquiror and shall set forth: (i) reasonable detail regarding the reason for such dispute or objection, and (ii) the portion of the Claim set forth in the Claim Certificate, if any, for which there is no dispute or objection. If the Shareholder Representative only objects to a portion of the Claimed Amount, such Objection Notice shall instruct the Escrow Agent to release, and the Escrow Agent shall release, to Acquiror in accordance with this Section 4.2.2 an amount of the Escrow Funds equal to a portion of the Claimed Amount that is not contested by the Shareholder Representative.

4.2.3 In the event that the Shareholder Representative simultaneously delivers to the Escrow Agent and Acquiror an Objection Notice to any Claim Certificate within the time period specified in Section 4.2.2, the Escrow Agent shall not release the amount of the Escrow Funds relating to the contested portion of the Claim Amount until the Escrow Agent receives a Determination. For purposes of this Agreement, a “Determination” shall mean: (i) a written instrument delivered to the Escrow Agent that is executed by both Parties and that instructs the Escrow Agent as to the disbursement of some or all of the Escrow Funds, or (ii) an arbitration decision pursuant to Section 9.8 of the Merger Agreement or a final non-appealable order of a court of competent jurisdiction, a copy of which is delivered to the Escrow Agent by either Acquiror or the Shareholder Representative that instructs the Escrow Agent as to the disbursement of some or all of the Escrow Funds.

4.2.4 In the event the Escrow Funds are not sufficient to pay in full any amount payable to Acquiror under this Section 4.2, the Escrow Agent shall pay to Acquiror such Escrow Funds that are available.

4.3 Disbursement to Acquiror upon Working Capital Adjustment. Pursuant to Section 1.6(e)(3) of the Merger Agreement, in the event a Working Capital Adjustment reduces the Aggregate

Base Consideration, Acquiror shall have the option, in its sole discretion, of recouping from the Escrow Funds all or any part of the amount owed by the Target Shareholders pursuant to such reduction in the Aggregate Base Consideration (the “Working Capital Shortfall”) by giving the Escrow Agent written instructions, which the Shareholder Representative shall countersign (subject to the final determination of the Working Capital Adjustment and reduction in Aggregate Base Consideration pursuant to the provisions of Section 1.6(e) of the Merger Agreement), setting forth the amount of the Working Capital Shortfall which Acquiror requests be paid to Acquiror from the Escrow Funds (the “Working Capital Adjustment Escrow Payment”) and instructing the Escrow Agent to release such amount to Acquiror. The Escrow Agent shall then pay such Working Capital Adjustment Escrow Payment to Acquiror in accordance with the provisions of Section 4.5 within the five business days of receipt of such instructions.

4.4 Disbursement Upon Release Dates. The Escrow Account shall be in existence immediately following the Closing Date (as defined in the Merger Agreement) and shall terminate at 5:00 p.m., Austin, Texas time, on the date (the “Escrow Expiration Date”) two years after the Closing Date. The Escrow Agent shall distribute (i) $2,000,0000, less any amount by which the Escrow Funds have previously been reduced in satisfaction of a Claim, as a result of a Working Capital Adjustment Escrow Payment (including any such payment for which the Escrow Agent has received instructions pursuant to Section 4.3 but has not yet released Escrow Funds to Acquiror) or in payment of any Escrow Fees pursuant to Sections 2.1.2 and 2.2, from the Escrow Funds to the Target Shareholders on the date three business days after the final determination of the Working Capital Adjustment in accordance with Section 1.6(e) of the Merger Agreement (including the resolution of any dispute regarding the Working Capital Adjustment in accordance with the provisions set forth in such Section 1.6(e)), (ii) $1,000,0000, less any amount by which the Escrow Funds have previously been reduced in satisfaction of a Claim or in payment of any Escrow Fees pursuant to Sections 2.1.2 and 2.2, from the Escrow Funds to the Target Shareholders on the first anniversary of the Closing Date and (iii) the remainder of the Escrow Funds then held in Escrow to the Target Shareholders on the Escrow Expiration Date (the date of each such distribution is referred to herein as an “Escrow Distribution Date”). Notwithstanding the foregoing, if Acquiror has previously delivered to the Escrow Agent a copy of a Claim Certificate and the Escrow Agent has not received written notice of the resolution of the Claim covered thereby, the Escrow Agent shall retain in escrow after the respective Escrow Distribution Date an amount equal to the Claimed Amount covered by such Claim Certificate. Any funds so retained in escrow shall be disbursed only in accordance with the terms of clauses (i) or (ii) of Section 4.2.3 hereof.

4.5 Method of Disbursement. Any distribution of all or a portion of the Escrow Fund to the Target Shareholders shall be made in accordance with the percentages set forth opposite such holders’ respective names on Schedule C hereto. Distributions to the Target Shareholders shall be made by mailing checks to such holders at their respective addresses shown on Schedule C (or such other address as may be provided in writing to the Escrow Agent by any such holder) or by wire transfer pursuant to such wire transfer instructions as such holder shall provide in writing to the Escrow Agent. Notwithstanding the foregoing, any disbursement to David M. Tremblay shall be made directly to Acquiror and thereafter released by Acquiror to Mr. Tremblay pursuant to the terms of that certain Restriction Agreement by and between Acquiror and Mr. Tremblay dated on or about the date hereof. All other distributions of Escrow Funds pursuant to this Article IV shall be made by wire transfer of immediately available funds in accordance with the instructions delivered to the Escrow Agent by the applicable party.

4.6 Distribution of Interest Earned or Accrued With Respect to the Escrow Funds. The pro-rata portion of interest or income, if any, earned or accrued with respect to the Escrow Funds shall be distributed to the recipients of the Escrow Funds hereunder.

ARTICLE V

GENERAL TERMS AND CONDITIONS

5.1 Extension of Benefits. This Escrow Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the respective heirs, legal representatives, successors, and assigns of all of the Parties and the Escrow Agent.

5.2 Governing Law. This Escrow Agreement shall be construed and enforced in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of laws thereof.

5.3 Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given if delivered personally or by prepaid overnight courier (signature required) or prepaid certified mail, return receipt requested, to the parties at the following addresses or facsimile numbers:

If to Acquirer or Merger Sub:

8900 Shoal Creek Blvd.

Suite 125

Austin, Texas 78757

Facsimile No.: 512-454-9409

Attention: Chief Executive Officer

with a copy (which shall not constitute notice) to:

8900 Shoal Creek Blvd.

Suite 125

Austin, Texas 78757

Facsimile No.: 512-454-9409

Attention: General Counsel

If to Escrow Agent:

Wells Fargo Bank, N.A.

1445 Ross Avenue, MAC T5303-022

Dallas, Texas 75202

Facsimile No.: (214) 777-4086

Attention: Nancye Patterson, Corporate Trust & Escrow Services

If to the Shareholder Representative:

John R. Meehan

9400 Toledo Way

Irvine, California 92618

Facsimile No.: 949-380-0496

with a copy (which shall not constitute notice) to:

Saltarelli Law Corporation

695 Town Center Drive, Suite 530

Costa Mesa, California 92623

Facsimile No.: (714) 389-5301

Attention: Richard K. Semeta, Esq.

If to Target Shareholder, to the address set forth on the Target Capitalization Spreadsheet

All such notices, requests and other communications will (i) if delivered personally to the address as provided in this Section, be deemed given upon delivery, (ii) if delivered by facsimile transmission to the facsimile number as provided in this Section, be deemed given upon receipt, and (iii) if delivered by mail in the manner described above to the address as provided in this Section, be deemed given upon receipt (in each case regardless of whether such notice, request or other communication is received by any other Person to whom a copy of such notice is to be delivered pursuant to this Section). Any party from time to time may change its address, facsimile number or other information for the purpose of notices to that party by giving notice specifying such change to the other parties hereto.

5.4 Entire Agreement. This Escrow Agreement and the Merger Agreement for the sole purpose of the definition of terms not otherwise defined herein, set forth the entire agreement and understanding of the Escrow Agent with respect to the Escrow and of the Parties with respect to the Escrow Agent. Notwithstanding the preceding sentence, should a conflict exist between this Escrow Agreement and the Merger Agreement, the Parties shall be bound by the terms and conditions of the Merger Agreement and such terms of the Merger Agreement shall prevail over the conflicting terms of this Escrow Agreement.

5.5 Amendment. This Escrow Agreement may be amended, modified, superseded, rescinded, or canceled only by a written instrument executed by the Parties and the Escrow Agent.

5.6 Waivers. The failure on any party to the Agreement at any time or times to require performance of any provision under this Escrow Agreement shall in no manner affect the right at a later time to enforce the same performance. A waiver by any party to the Agreement of any such condition or breach of any term, covenant, representation, or warranty contained in this Escrow Agreement, in any one or more instances, shall neither be construed as a further or continuing waiver of any such condition or breach nor a waiver of any other condition or breach of any other term, covenant, representation, or warranty contained in this Escrow Agreement.

5.7 Headings. Section headings of this Escrow Agreement have been inserted for convenience of reference only and shall in no way restrict or otherwise modify any of the terms or provisions of this Escrow Agreement.

5.8 Counterparts. This Escrow Agreement may be executed in one or more counterparts, each of which when executed shall be deemed to be an original, and such counterparts shall together constitute one and the same instrument.

5.9 Resignation or Removal of Escrow Agent. The Escrow Agent may resign at any time by furnishing written notice of its resignation to the Parties. The Parties may remove the Escrow Agent at any time by furnishing to the Escrow Agent a written notice of its removal. Such resignation or removal, as the case may be, shall be effective upon delivery of such notice. Upon such notice, a successor Escrow Agent shall be appointed with the mutual consent of the Parties. Such successor Escrow Agent shall become the Escrow Agent hereunder upon delivery of the Escrow Funds to it. If the Parties are unable to agree upon a successor Escrow Agent within 30 days after such notice, the Escrow Agent shall be entitled to apply to a court of competent jurisdiction for the appointment of a successor. The Escrow Agent shall continue to serve until its successor accepts its appointment as escrow agent and receives the Escrow Funds. The Parties shall have the right at any time upon their mutual consent to substitute a new Escrow Agent by giving notice therof to the Escrow Agent then acting. Upon its resignation and delivery of the Escrow Funds as set forth in this Section 5.9, the Escrow Agent shall be discharged of and from any and all future obligations arising in connection with the escrow contemplated by this Agreement.

5.10 Severability. In the event that any part of this Escrow Agreement is declared by any court or other judicial or administrative body to be null, void, or unenforceable, said provision shall survive to the extent it is not so declared, and all of the other provisions of this Escrow Agreement shall remain in full force and effect.

(Signature Pages Follow)

IN WITNESS WHEREOF, the parties to this Escrow Agreement have each caused this Escrow Agreement to be duly executed as of the date first set forth above.

STAKTEK HOLDINGS, INC.

By:	/s/ Wayne R. Lieberman
Wayne R. Lieberman, CEO and President

WELLS FARGO BANK, N.A.

By:	/s/ Nancye Patterson
Name:	Nancye Patterson
Title:	Vice President

SHAREHOLDER REPRESENTATIVE

By:	/s/ John R. Meehan
John R. Meehan

SIGNATURE PAGE TO ESCROW AGREEMENT